

December 22, 2011

Via E-mail
Yitzchak Eliezer Socolovsky
President
Safe Dynamics Corp.
26 HaShlosha Street
Bnei Brak 51363, Israel

> **Re:** **Safe Dynamics Corp.**
> **Registration Statement on Form S-1**
> **Filed December 14, 2011**
> **File No. 333-176798**

Dear Mr. Socolovsky:

We have received your response to our letter dated October 6, 2011 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment 1. Please revise to clearly state to investors that you are a shell company.

2. We note your response to our prior comment 2 that the directors "do not intend to demand the loans in the foreseeable future" and your statement in response to our prior comment 3 that "[t]he Officers are not going to demand repayment of their loans in the foreseeable future." These statements differ from the disclosure in the second paragraph on page 2 regarding "if and when the directors will demand repayment of the loans." It appears that there is nothing binding your directors from making such demand and that you believe it may occur. Please reconcile these statements for us and please further explain to us what public policy interest you see in letting this offering go forward.

3. We note your response to our prior comment 2. We note that you have revised the second paragraph on page 2 and elsewhere to remove reference to the

"additional amount of approximately $3,000 in addition to the net proceeds of $53,500 from the offering" in "existing liabilities (other than the Director loans and the offering costs)" necessary to be repaid in order to prevent bankruptcy. With a view to revised disclosure please explain to us what these liabilities are or were and explain why they no longer pose the threat of bankruptcy.

4. We note your response to our prior comment 3. You state in your response that "a price per share to attract investors 3 cents was appropriate where the possible loss to the investor is at a low price." However it does not appear that the price per share mitigates investor risk because you do not appear to have placed an upper limit on the number of shares that an investor may purchase. In light of this please explain to us why you believe investors should not have the benefit of an escrow account since it appears that you will only have sufficient capital to meet your current expenditures for the next twelve months if the maximum amount of securities is sold.

5. Please also explain to us why you state in your response to our prior comment 3 that "the Company is fully confident that it will raise the maximum amount of proceeds." We note that in the same response you refer to the current difficulties of raising capital in the equity markets.

Prospectus Summary, page 4

Our Company, page 4

6. Please revise to delete the duplicative fourth paragraph.

7. We note your response to our prior comment 5, and we reissue in part. Please revise to disclose your recent losses and the month you will run out of funds without the addition of capital in this section.

8. We note your response to our prior comment 13. Please revise here to disclose that you did not conduct due diligence regarding the inventors' experience nor regarding what was involved in designing and patenting the technology.

Management's Discussion, page 21

General Working Capital, page 22

9. We note your response to our prior comment 9. Please revise the last paragraph in this section to define "sufficient funds" from net income generated to pay their salaries. Additionally please revise to explain what you mean by "net income generated to pay their salaries" and "drawn salaries from the related net income." We note that expenses such as salaries occur in the statement of operations before

net income is calculated.

Exhibit 23.1

10. Please provide a currently dated consent from your independent auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
         John A, Cacchioli, Esq.